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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

           Information to be Included in Statements Filed Pursuant to 13d-1(a) and Amendments Thereto Filed Pursuant to 13d-2(a)
                               (Amendment No. 4)*


                           Maxcor Financial Group Inc.
                       -----------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                  ---------------------------------------------
                         (Title of Class of Securities)


                                 31769Q - 10 - 8
                            -------------------------
                                 (CUSIP Number)

                                Gilbert D. Scharf
                                  P.O. Box 1124
                        Ponte Vedra Beach, Florida 32004

                                 with a copy to:

                                 General Counsel
                           Maxcor Financial Group Inc.
                       Two World Trade Center, 84th Floor
                            New York, New York 10048
                                 (212) 748-7000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 31, 1997
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

----------------------------------           --------------------------------
CUSIP No.  31769Q-10-8                           Page   2    of  4  Pages
         ---------------                              ------    ---

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Gilbert D. Scharf

----------- --------------------------------------------------------------------

    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                        (b) / /
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           / /

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

---------------------- -------- ------------------------------------------------
     NUMBER OF             7     SOLE VOTING POWER

      SHARES 1,051,133 (including shares issuable upon currently exercisable Options)

                       -------- ------------------------------------------------
    BENEFICIALLY           8    SHARED VOTING POWER

      OWNED BY                  0

                       -------- ------------------------------------------------
       EACH                9    SOLE DISPOSITIVE POWER

     REPORTING                  1,051,133 (including shares issuable upon
                                currently exercisable Options)

                       -------- ------------------------------------------------
      PERSON              10    SHARED DISPOSITIVE POWER


        WITH                    0

----------- --------------------------------------------------------------------
   11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,051,133 (including shares issuable upon currently exercisable Options)

----------- --------------------------------------------------------------------

   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                       / /


----------- --------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.2%

----------- --------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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        Gilbert D. Scharf (the "Reporting Person") hereby amends his Statement on Schedule 13D, dated December 7, 1994 (previously amended on March 14, 1996, amended and restated on August 28, 1996, and further amended on December 9,
1997), relating to the Common Stock, $.001 par value, of Maxcor Financial Group Inc., a Delaware corporation, as follows:


Item 3.        Source and Amount of Funds
               or Other Consideration
               --------------------------

The first paragraph of Item 3 is hereby deleted and replaced in its entirety by the following:

               All funds used to purchase Common Stock of the Issuer held by the Reporting Person reported in paragraphs (a), (b) and (e) below were personal funds. No amount of such funds were borrowed or otherwise procured from other sources. The consideration used to acquire Common Stock of the Issuer held by the Reporting Person reported in paragraph (d) below was the Warrants of the Issuer described in paragraph (b).

New paragraph (e) is hereby added to the end of Item 3 as follows:

               (e) On December 31, 1997, the Reporting Person purchased an aggregate of 50,000 shares of Common Stock, at a per share price of $2.4375. The purchase was effected in a block transaction in the over-the-counter market through the Reporting Person's broker.


Item 5.        Interest in Securities of the Issuer.
               -------------------------------------

Paragraph (a) of Item 5 is hereby deleted and replaced in its entirety by the following:

               (a) The Reporting Person currently beneficially owns 1,051,133 shares of Common Stock. This number of shares represents: (i) 655,339 shares of Common Stock that are directly owned (including through IRA accounts) by the Reporting Person, (ii) 345,794 shares of Common Stock that are held in the Gilbert D. Scharf Living Trust, of which the Reporting Person is the sole trustee and (iii) 50,000 Options that are currently exercisable. In the Final Amendment to its Schedule 13E-4, dated December 2, 1996, relating to the Offer, the Issuer reported that, after giving effect to the issuance of shares of Common Stock pursuant to the Offer, a total of 11,330,631 shares of Common Stock were outstanding. Based on such information, the Common Stock currently beneficially owned by the Reporting Person represents approximately 9.2% of the Common Stock outstanding following the Offer (including shares issuable upon exercise of the currently exercisable Options held by the Reporting Person).


Item 6.        Contracts, Understandings or Relationships
               with Respect to Securities of the Issuer
               ----------------------------------------

The last sentence of the 4th paragraph (commencing with "In accordance with the provisions of the Letter Agreement...") under Item 6 is hereby deleted and replaced in its entirety by the following:

    The Escrow Period ended as of December 1, 1997, and the Escrow Shares have since been released to the Reporting Person.

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                                 SIGNATURE PAGE
                                 --------------

               After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this Statement is true, complete and correct.


    Dated:     January 13, 1998



                                           /s/ Gilbert D. Scharf
                                       -------------------------------------
                                               Gilbert D. Scharf